Bryan Cave LLP	Cravath Swaine & Moore LLP	Sidley Austin LLP

April 11, 2008

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies & Gentlemen:

On November 15, 2007, Ralcorp Holdings, Inc. (“Ralcorp”), Ralcorp Mailman LLC, a Delaware limited liability company and wholly-owned subsidiary of Ralcorp (“Ralcorp Mailman”), Kraft Foods Inc. (“Kraft”) and Cable Holdco, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Kraft (“Splitco”), entered into a definitive RMT Transaction Agreement (the “Transaction Agreement”). Pursuant to the Transaction Agreement, Ralcorp will acquire Kraft’s Post cereals business through a business combination whereby Splitco will merge with and into Ralcorp Mailman (the “Merger”) and Ralcorp Mailman will merge with and into Ralcorp with Ralcorp as the surviving entity.

Pursuant to the Transaction Agreement, Kraft will, among other things, (i) engage in an internal restructuring whereby it will transfer to Cable Newco, LLC (“Newco”) substantially all of the Post cereals assets, and Newco will assume from Kraft certain liabilities associated with such assets and (ii) prior to the Merger, distribute to eligible holders of Kraft common stock (and possibly to a limited number of holders of Kraft deferred stock awards) all of the outstanding shares of Splitco common stock, either, in Kraft’s sole discretion, through a pro-rata dividend (a “spin-off”) or an exchange offer (a “split-off”), or a combination thereof.

Upon consummation of the transactions contemplated by the Transaction Agreement, each share of Splitco common stock will be automatically converted into the right to receive one fully paid and nonassessable share of Ralcorp common stock which is expected to result in Ralcorp’s then-existing shareholders holding approximately 46% of Ralcorp’s common stock and shareholders of Kraft holding approximately 54% of Ralcorp’s common stock, in each case on a fully diluted basis.

In accordance with discussions with members of the staff of the Division of Corporation Finance (Roger Schwall, Anne Parker, Ted Wu and Melissa Duru), Ralcorp and Splitco are filing the following documents:

•

Ralcorp is filing a preliminary proxy statement on Schedule 14A with respect to a special meeting of shareholders to approve the issuance of shares of Ralcorp common stock pursuant to the Transaction Agreement;

•	Splitco is filing a registration statement on Form S-1 and Form S-4 to register shares of its common stock that will be distributed to Kraft shareholders in connection with the Merger; and

•	Ralcorp is filing a registration statement on Form S-4 with respect to the shares of its common stock into which the common stock of Splitco will be converted pursuant to the Merger.

The two registration statements contain the same prospectus; the only differences between the two registration statements consist of the cover page, the explanatory note, and Part II. Following effectiveness, the final prospectus would be distributed to the Kraft shareholders. The preliminary proxy statement contains substantially similar disclosure to that in the prospectus included in the registration statements, particularly with respect to many of the risk factors, the descriptions of Ralcorp and the Post Cereals Business, and the descriptions of the transaction agreements; however, it does reflect other differences deemed appropriate to the different purpose and nature of the document.

Based on market conditions prior to closing, Kraft will determine whether the shares of Splitco common stock will be distributed to Kraft’s shareholders in a spin-off or a split-off.

Splitco and Ralcorp have prepared and are filing the registration statements and the proxy statement under the assumption that the shares of Splitco will be distributed to Kraft shareholders pursuant to a split-off. Once a final decision is made regarding the manner of distribution of the shares, the registration statements and proxy statement may be amended to reflect that decision. In the event that Kraft decides to effect the distribution as a split-off, Kraft will also file a tender offer statement on Schedule TO at that time.

If you should have any questions regarding these filings, or should require any additional information, please do not hesitate to contact any of the undersigned.

Very truly yours

William F. Seabaugh R. Randall Wang Bryan Cave LLP 211 N. Broadway St. Louis, MO 63102 314-259-2000 Fax: 314-552-8149	Christopher Harrison Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 212-474-1000 Fax: 212-474-3700	Robert L. Verigan Sidley Austin LLP One South Dearborn Chicago, IL 60603 312-853-7000 Fax: 312-853-7036

Counsel to Ralcorp	Co-counsel to Kraft and Splitco	Co-counsel to Kraft and Splitco